Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    5
Consolidated Financial Statements    24
Notes to the Consolidated Financial Statements    29

Dear fellow shareholders,

Q3 2024 Review

During the third quarter of 2024, Sprott’s Assets Under Management (“AUM”) increased to $33.4 billion, up 8% from $31.1 billion as at June 30, 2024 and up 16% from $28.7 billion as at December 31, 2023. Subsequent to the quarter end, on November 1, 2024, AUM stood at $34.2 billion.

Net income for the quarter was $12.7 million ($0.50 per share), up 87% from $6.8 million ($0.27 per share) for the quarter ended September 30, 2023. For the first nine months of 2024, net income was $37.6 million ($1.48 per share) up 17% from $32.1 million ($1.27 per share) for the nine months ended September 30, 2023.

Adjusted base EBITDA was $20.7 million ($0.81 per share) in the quarter, up 16% from $17.9 million ($0.71 per share) for the quarter ended September 30, 2023 and $62.8 million ($2.47 per share) on a year-to-date basis, up 18% from $53.1 million ($2.10 per share) for the nine months ended September 30, 2023. Adjusted base EBITDA on both a three and nine months ended basis benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to our exchange listed products.

During the quarter, we recorded $589 million in net sales, largely in our precious metals physical trusts.

Given the strength of these results and our confidence in Sprott’s future, our Board has declared a third quarter dividend of $0.30 per share, an increase of 20%. Further, we now expect to repay the balance of our line of credit by the end of this month, resulting in a debt-free balance sheet.

Precious Metals

Gold and silver were the key drivers of Sprott’s results during the quarter, as both metals saw significant price increases. Gold posted its largest quarterly percentage change since the first quarter of 2016 and the largest U.S. dollar increase in history. Silver prices also rose, but with more volatility than gold. Year-to-date through September 30, gold was up 27.7% and silver had gained 30.9%. In October, both gold and silver pushed above important thresholds, and now sit above $2,700 per ounce and $32 per ounce, respectively.

During the first half of 2024, gold's surge was driven largely by Central Bank buying, particularly in emerging markets. The metal has registered price gains every month of the year, despite a notable absence of investor interest – at least in the West. This changed during the third quarter when, according to World Gold Council data, gold demand set a new record, topping $100 billion for the first time. The 5% increase during the quarter was driven by Western investor participation as gold ETF flows, historically a good barometer of investor interest, turned positive after an extended period of outflows.

Silver also appears to have recently broken out and is now up 36.5% on the year (as of November 1, 2024). Silver is still trading well below the all-time highs established in 1980 and matched in 2011 at approximately $50 per ounce. Silver differs from gold in that it serves a dual role as both a precious metal and an industrial metal. While it is impacted by many of the same macro-economic factors as gold, it also benefits from rising industrial demand, particularly in clean energy technologies. With approximately $8 billion in physical silver AUM, Sprott is well positioned to benefit from the compelling outlook for the metal.

Sprott’s actively managed equity strategies have performed well this year. Our flagship Sprott Gold Equity Fund was up 21.41% during the quarter and 36.34% on a year-to-date basis (as of November 1, 2024). Notwithstanding the strong results, investors have been slow to allocate capital to the sector. We remain patient and believe the flows will return as the opportunities in gold and silver mining equities become impossible to ignore.

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Critical Materials

Critical materials prices were generally softer during the third quarter after a strong start to the year. China’s well-documented struggles and the perceived slowing in the U.S. economy pressured most industrial commodity prices during the quarter. Uranium prices have been subdued, as the metal consolidated in the low $80 per pound range. Uranium equities sold off during much of the third quarter before reversing course in early September. After the seasonally weak summer period, the sector has been bolstered by both the Federal Reserve’s rate cut and seemingly daily news stories about big tech companies embracing nuclear power. Uranium mining equities gained 4.85% in October, while the spot price for physical uranium has yet to respond. We believe the news that “hyper scalers” including Microsoft, Google, Meta and Amazon are turning to nuclear power as a way to meet their electricity needs supports a key element of our critical materials thesis: that the world needs more electricity from all sources.

After hitting a high of $10,899/mt in May, copper prices fell by 18% over the summer. Prices recovered in September on hopes that stimulus from China’s central bank would stoke an economic recovery in China, the world’s largest consumer of copper. We maintain our constructive view on copper due to its essential role in all forms of electrification and a looming supply deficit. Permitting a copper mine has never been more difficult and miners are now focused on lower grade deposits in increasingly difficult locations. At the same time, the largest producers appear focused on growing their copper assets by acquiring their competitors, rather than increasing supply through new mine developments. We expect investor appetite for copper to improve through the end of 2024 and into 2025.

Outlook

Our constructive outlook is largely unchanged from what we have articulated in prior quarters, although with the expectation of greater volatility in the months ahead. The geopolitical situation remains fraught as two wars continue unabated. As of this writing, the outcome of the U.S. Presidential election is highly uncertain and may remain so long after the polls close. We don’t believe inflation is behind us, rather it’s just resting a bit. Which means that interest rates are unlikely to fall to levels that are expected in the longer run. We believe the mini market crisis caused by the recent unwind of the Yen carry trade in August is likely a warning of things to come, and not a one-off event.

The root cause for our concern about volatility is the structure and functioning of the U.S. Treasury markets, by far the largest and most liquid in the world. It is not the size of the U.S. national debt or the rate that it is increasing ($2 trillion per year), it’s the way it’s structured that worries us. Luke Gromen, one of our favorite strategists, has been writing about this for some time in his weekly letter The Forest for the Trees. He shows that while the U.S. debt has more than doubled in the last 10 years, central banks have not added to their net ownership.

This has required a new source of demand from buyers such as pension funds, insurance companies, money market funds and now hedge funds. Two of the top five creditor nations are homes to these hedge funds, including the Cayman Islands (population 68,000) at number four.

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These funds are mostly interested in shorter Treasury bills so the structure of the Treasury market has dramatically shifted toward shorter durations as it has grown. Currently the U.S. Treasury must “roll” (gross issuance volume) $500 billion per week, up from $200 billion in 2018 and $100 billion in 2013. An unexpected event in any market or location can cause these highly-levered macro funds to liquidate on a moment’s notice. We think going forward, the Federal Reserve will be spending much more time dealing with the stability of the U.S. Treasury market rather than worrying about inflation or employment. We believe this explains the strong recent performance of precious metals and don’t expect it to end anytime soon.

As new military and trade alliances are drawn globally, the onshoring trend will continue to accelerate. New technologies will drive increased electricity demand in the developed world and an emerging middle class in the world’s most populous nations will consume steadily increasing volumes of raw materials. A reluctance to rely on foreign suppliers will support domestic mine development for the production of these metals. With our positioning in precious metals and critical materials, we believe we are well positioned to benefit from these powerful global trends and create value for our clients and shareholders.

Thank you for your continued support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,
Whitney George
Chief Executive Officer

4

Management's Discussion and Analysis

Three and nine months ended September 30, 2024

5

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our expectation to repay the balance of our line of credit by the end of this month, resulting in a debt-free balance sheet at that time; (ii) our positioning will benefit from a highly constructive operating environment for precious metals, critical materials and their related equities; and (iii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated November 5, 2024, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2024, compared with December 31, 2023, and the consolidated results of operations for the three and nine months ended September 30, 2024, compared with the three and nine months ended September 30, 2023. The board of directors of the Company approved this MD&A on November 5, 2024. All note references in this MD&A are to the notes to the Company's September 30, 2024 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at September 30, 2024, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three and nine months ended September 30, 2023.

6

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 11 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions, (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Management fees, net of fund expenses, direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of critical materials in our exchange listed products segment and transaction-based service offerings by our broker-dealer.
Net compensation & net compensation ratio
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring. Net compensation ratio is calculated as net compensation divided by net revenues (see page 8 for net revenue calculation).
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

7

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted base EBITDA further adjusts for items noted in the below reconciliation table. Adjusted base EBITDA margin is calculated as adjusted base EBITDA from reportable segments divided by net revenues. Net revenues are calculated as total net revenues before: (1) gains (losses) on investments, (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net of carried interest and performance fee payouts (internal and external).
EBITDA, adjusted base EBITDA and adjusted base EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted base EBITDA, or adjusted base EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted base EBITDA and adjusted base EBITDA margin measures are determined:

	3 months ended		9 months ended

(in thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Net income for the period	12,697	6,773	37,614	32,135
Net income margin (1)	27%	20%	28%	29%
Adjustments:
Interest expense	933	882	2,478	3,216
Provision for income taxes	5,698	(1,349)	14,899	7,333
Depreciation and amortization	502	731	1,621	2,185
EBITDA	19,830	7,037	56,612	44,869
Adjustments:
(Gain) loss on investments (2)	(937)	1,441	(3,879)	1,433
Stock-based compensation (3)	4,806	4,408	13,829	12,447
Foreign exchange (gain) loss (4)	1,028	37	1,318	1,917
Severance, new hire accruals and other (4)	58	122	58	5,446
Revaluation of contingent consideration (4)	—	—	(580)	(2,254)
Costs relating to exit of non-core business (4)	—	3,615	—	4,987
Non-recurring regulatory, professional fees and other (4)	—	1,194	—	3,023
Shares received on recognition of contingent asset (4)	—	—	—	(18,588)
Carried interest and performance fees	(4,110)	—	(4,808)	(388)
Carried interest and performance fee payouts - internal	—	—	251	236
Carried interest and performance fee payouts - external	—	—	—	—
Adjusted base EBITDA	20,675	17,854	62,801	53,128
Adjusted base EBITDA margin (5)	58%	56%	58%	57%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(3) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock-based compensation". Prior year figures have been reclassified to conform with current presentation.
(4) Foreign exchange (gain) and loss; severance, new hire accruals and other; revaluation of contingent consideration; costs relating to exit of non-core business; non-recurring regulatory, professional fees and other; and shares received on recognition of contingent asset were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(5) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

8

Business overview
Our reportable operating segments are as follows:
Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Company's lending and streaming activities which occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8").
For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

9

Business development and outlook
Our constructive outlook on precious metals and critical materials and their related equities is largely unchanged from what we have articulated in prior quarters, although with the expectation of greater volatility in the months ahead. For more insight into our outlook, please refer to our letter to shareholders.
Subsequent to quarter-end, as at November 1, 2024, AUM was $34.2 billion, up 2% from $33.4 billion at September 30, 2024.

10

Results of operations
Summary financial information

(In thousands $)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Summary income statement
Management fees (1)	38,693	38,065	36,372	34,244	32,867	32,940	31,170	28,152
Fund expenses (2), (3)	(2,385)	(2,657)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)	(1,470)
Direct payouts	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)
Carried interest and performance fees	4,110	698	—	503	—	388	—	1,219
Carried interest and performance fee payouts - internal	—	(251)	—	(222)	—	(236)	—	(567)
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	—	—	(121)
Net fees	38,935	34,447	32,677	31,042	29,655	29,879	28,188	26,099

Commissions	498	3,332	1,047	1,331	539	1,647	4,784	5,027
Commission expense - internal	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)
Commission expense - external (3)	(103)	(1,443)	(312)	(441)	(92)	(27)	(642)	(585)
Net commissions	248	1,509	518	729	359	1,126	2,415	2,863

Finance income (2)	1,574	4,084	1,810	1,391	1,795	1,650	1,655	1,738
Gain (loss) on investments	937	1,133	1,809	2,808	(1,441)	(1,950)	1,958	(930)
Co-investment income (2)	418	416	274	170	462	1,327	93	370
Total net revenues (2)	42,112	41,589	37,088	36,140	30,830	32,032	34,309	30,140

Compensation (2)	18,547	19,225	17,955	17,096	16,939	21,468	19,556	17,148
Direct payouts	(1,483)	(1,408)	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)
Carried interest and performance fee payouts - internal	—	(251)	—	(222)	—	(236)	—	(567)
Commission expense - internal	(147)	(380)	(217)	(161)	(88)	(494)	(1,727)	(1,579)
Severance, new hire accruals and other	(58)	—	—	(179)	(122)	(4,067)	(1,257)	(1,240)
Net compensation	16,859	17,186	16,277	15,251	15,257	15,329	15,385	12,648
Net compensation ratio	46%	44%	47%	47%	50%	48%	52%	44%

Severance, new hire accruals and other	58	—	—	179	122	4,067	1,257	1,240
Selling, general and administrative ("SG&A") (2)	4,612	5,040	4,173	3,963	3,817	4,752	4,026	3,814
SG&A recoveries from funds (1)	(275)	(260)	(231)	(241)	(249)	(282)	(264)	(253)
Interest expense	933	715	830	844	882	1,087	1,247	1,076
Depreciation and amortization	502	568	551	658	731	748	706	710
Foreign exchange (gain) loss (2)	1,028	122	168	1,295	37	1,440	440	(484)
Other (income) and expenses (2)	—	(580)	—	3,368	4,809	(18,890)	1,249	1,686
Total expenses	23,717	22,791	21,768	25,317	25,406	8,251	24,046	20,437

Net income	12,697	13,360	11,557	9,664	6,773	17,724	7,638	7,331
Net income per share	0.50	0.53	0.45	0.38	0.27	0.70	0.30	0.29
Adjusted base EBITDA	20,675	22,375	19,751	18,759	17,854	17,953	17,321	18,083
Adjusted base EBITDA per share	0.81	0.88	0.78	0.75	0.71	0.71	0.68	0.72

Summary balance sheet
Total assets	412,477	406,265	389,784	378,835	375,948	381,519	386,765	383,748
Total liabilities	82,198	90,442	82,365	73,130	79,705	83,711	108,106	106,477

Total AUM	33,439,221	31,053,136	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661
Average AUM	31,788,412	31,378,343	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"); (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"); (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"); (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"); (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"); (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

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AUM summary
AUM was $33.4 billion as at September 30, 2024, up 8% from $31.1 billion as at June 30, 2024 and up 16% from $28.7 billion as at December 31, 2023. On a three and nine months ended basis, we primarily benefited from strong market value appreciation in our precious metals physical trusts. We also benefited from net inflows to our exchange listed products and the launch of our Physical Copper Trust in the second quarter. Subsequent to quarter-end, as at November 1, 2024, AUM was $34.2 billion, up 2% from $33.4 billion at September 30, 2024.

3 months results

(In millions $)	AUM Jun. 30, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	7,283	361	973	—	8,617	0.35%
- Physical Silver Trust	4,994	224	348	—	5,566	0.45%
- Physical Gold and Silver Trust	4,710	—	515	—	5,225	0.40%
- Precious Metals ETFs	355	(11)	60	—	404	0.33%
- Physical Platinum & Palladium Trust	143	7	1	—	151	0.50%
	17,485	581	1,897	—	19,963	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,615	23	(230)	—	5,408	0.32%
- Critical Materials ETFs	2,408	56	(157)	—	2,307	0.55%
- Physical Copper Trust	98	2	3	—	103	0.32%
	8,121	81	(384)	—	7,818	0.38%

Total exchange listed products	25,606	662	1,513	—	27,781	0.39%

Managed equities (3)(4)	2,962	(55)	369	—	3,276	0.90%

Private strategies (4)	2,485	(18)	(85)	—	2,382	0.80%

Total AUM (5)	31,053	589	1,797	—	33,439	0.47%

9 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Sep. 30, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	316	1,769	—	8,617	0.35%
- Physical Silver Trust	4,070	256	1,240	—	5,566	0.45%
- Physical Gold and Silver Trust	4,230	(161)	1,156	—	5,225	0.40%
- Precious Metals ETFs	339	(14)	79	—	404	0.33%
- Physical Platinum & Palladium Trust	116	42	(7)	—	151	0.50%
	15,287	439	4,237	—	19,963	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	5,773	266	(631)	—	5,408	0.32%
- Critical materials ETFs	2,143	294	(130)	—	2,307	0.55%
- Physical Copper Trust	—	2	(9)	110	103	0.32%
	7,916	562	(770)	110	7,818	0.38%

Total exchange listed products	23,203	1,001	3,467	110	27,781	0.39%

Managed equities (3)(4)	2,874	(167)	569	—	3,276	0.90%

Private strategies (4)	2,661	(172)	(107)	—	2,382	0.80%

Total AUM (5)	28,738	662	3,929	110	33,439	0.47%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (57%), high net worth managed accounts (35%) and U.S. value strategies (8%).
(4) Prior period figures have been reclassified to conform with current presentation.
(5) No performance fees are earned on exchange listed products. Performance fees are earned on certain of our managed equities products and are based on returns above relevant benchmarks. Private strategies
     LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

12

Key revenue lines

Management, carried interest and performance fees
Management fees were $38.7 million in the quarter, up 18% from $32.9 million for the quarter ended September 30, 2023 and $113.1 million on a year-to-date basis, up 17% from $97 million for the nine months ended September 30, 2023. Carried interest and performance fees were $4.1 million in the quarter, up from $nil for the quarter ended September 30, 2023 and $4.8 million on a year-to-date basis, up from $0.4 million for the nine months ended September 30, 2023. Net fees were $38.9 million in the quarter, up 31% from $29.7 million for the quarter ended September 30, 2023 and $106.1 million on a year-to-date basis, up 21% from $87.7 million for the nine months ended September 30, 2023. Our revenue performance on both a three and nine months ended basis was primarily due to higher average AUM on strong market value appreciation in our precious metals physical trusts and continuous inflows to the majority of our exchange listed products. We also benefited from carried interest crystallization in a legacy fixed-term exploration LP in our managed equities segment.
Commission revenues
Commission revenues were $0.5 million in the quarter, down 8% from the quarter ended September 30, 2023 and $4.9 million on a year-to-date basis, down 30% from $7 million for the nine months ended September 30, 2023. Net commissions were $0.2 million in the quarter, down 31% from $0.4 million for the quarter ended September 30, 2023 and $2.3 million on a year-to-date basis, down 42% from $3.9 million for the nine months ended September 30, 2023. Commission revenue was lower in the quarter due to modest ATM activity in our critical materials physical trusts. On a year-to-date basis, the decline in commission revenue was due to the sale of our former Canadian broker-dealer in the second quarter of last year.
Finance income
Finance income was $1.6 million in the quarter, down 12% from $1.8 million for the quarter ended September 30, 2023 and $7.5 million on a year-to-date basis, up 46% from $5.1 million for the nine months ended September 30, 2023. The decrease in the quarter was due to lower income generation in co-investment positions we hold in our LPs managed in our private strategies segment. The increase on a year-to-date basis was due to higher income earned on streaming syndication activity in the second quarter.
Key expense lines
Compensation
Net compensation expense was $16.9 million in the quarter, up 11% from $15.3 million for the quarter ended September 30, 2023 and $50.3 million on a year-to-date basis, up 9% from $46 million for the nine months ended September 30, 2023. The increase in the quarter and on a year-to-date basis was primarily due to increased AIP accruals on higher net fee generation. Our net compensation ratio was 46% in the quarter (September 30, 2023 - 50%) and 45% on a year-to-date basis (September 30, 2023 - 50%).
SG&A
SG&A expense was $4.6 million in the quarter, up 21% from $3.8 million for the quarter ended September 30, 2023 and $13.8 million on a year-to-date basis, up 10% from $12.6 million for the nine months ended September 30, 2023. The increase in the quarter and on a year-to-date basis was due to higher technology and professional services costs.
Earnings
Net income for the quarter was $12.7 million ($0.50 per share), up 87% from $6.8 million ($0.27 per share) for the quarter ended September 30, 2023 and was $37.6 million ($1.48 per share) on a year-to-date basis, up 17% from $32.1 million ($1.27 per share) for the nine months ended September 30, 2023. Our earnings benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to our exchange listed products. We also benefited from carried interest crystallization in our managed equities funds and market value appreciation of our co-investments.

Adjusted base EBITDA was $20.7 million ($0.81 per share) in the quarter, up 16% from $17.9 million ($0.71 per share) for the quarter ended September 30, 2023 and $62.8 million ($2.47 per share) on a year-to-date basis, up 18% from $53.1 million ($2.10 per share) for the nine months ended September 30, 2023. Adjusted base EBITDA on both a three and nine months ended basis benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to our exchange listed products.

13

Additional revenues and expenses
Investment gains on both a three and nine months ended basis benefited from market value appreciation in our co-investments.
Depreciation of property and equipment was lower in the quarter and on a year-to-date basis due to a decrease in depreciation expense related to cancelled lease agreements on the sale of our legacy non-core asset management business domiciled in Korea in the third quarter of last year.
Other (income) and expenses were $nil in the quarter and lower on a year-to-date basis due to the recognition of income on the recording of a non-recurring contingent asset in the second quarter of last year.

Balance sheet
Total assets were $412.5 million, up 9% from $378.8 million as at December 31, 2023. The increase was mainly due to the setup of a lease asset on the renewal of an existing lease, higher cash balances on increased earnings and higher other assets attributable to non-controlling interest on the funds we consolidate. Total liabilities were $82.2 million, up 12% from $73.1 million as at December 31, 2023. The increase was related to the office lease asset mentioned above (i.e. under IFRS 16, the $9.3 million lease asset must be accompanied by a corresponding $9.6 million accrued lease liability) and higher liabilities related to non-controlling interest on the funds we consolidate, which more than offset the partial repayment of our line of credit. Total shareholder's equity was $330.3 million, up 8% from $305.7 million as at December 31, 2023.

14

Reportable operating segments
Exchange listed products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Summary income statement
Management fees	27,268	20,378	78,813	58,673
Fund expenses	(1,955)	(1,165)	(5,819)	(3,478)
Net fees	25,313	19,213	72,994	55,195

Commissions	100	183	3,542	1,443
Commission expense - internal	(8)	(14)	(286)	(105)
Commission expense - external	(50)	(92)	(1,694)	(745)
Net commissions	42	77	1,562	593

Gain (loss) on investments	395	(641)	2,692	(676)
Co-investment income	—	—	29	1,014
Finance income (1)	116	71	313	186
Total net revenues	25,866	18,720	77,590	56,312

Net compensation	4,414	3,537	12,852	9,904
Severance, new hire accruals and other	—	30	—	33
SG&A	1,698	1,618	4,936	4,266
Interest expense	332	568	1,058	1,900
Depreciation and amortization	34	46	98	115
Foreign exchange (gain) loss (1)	480	(414)	139	(103)
Other (income) and expenses (1)	—	338	(580)	(20,205)
Total expenses	6,958	5,723	18,503	(4,090)

Income before income taxes	18,908	12,997	59,087	60,402
Adjusted base EBITDA	20,021	15,022	59,245	44,902
Adjusted base EBITDA margin (2)	79%	78%	79%	80%

Total AUM	27,780,581	20,328,574	27,780,581	20,328,574
Average AUM	26,202,349	19,724,530	25,204,327	19,093,726
(1) See footnote 2 of the summary financial information table on page 11 of the MD&A.
(2) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 9 months ended

Income before income taxes was $18.9 million in the quarter, up 45% from $13 million for the quarter ended September 30, 2023. Our earnings benefited from higher management fees on strong market valuations of our precious metals physical trusts and good inflows to the majority of our exchange listed products. On a year-to-date basis, income before income taxes was $59.1 million, down 2% from $60.4 million for the nine months ended September 30, 2023. The decline in our year-to-date earnings from this time last year was mainly due to the recording of a non-recurring contingent asset in the second quarter of last year that more than offset the increased revenue in the current period from higher management fees.
Adjusted base EBITDA was $20 million in the quarter, up 33% from $15 million for the quarter ended September 30, 2023 and was $59.2 million on a year-to-date basis, up 32% from $44.9 million for the nine months ended September 30, 2023. Our three and nine months ended results benefited from higher management fees on strong market valuations of our precious metals physical trusts and inflows to the majority of our exchange listed products.

15

Managed equities

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Summary income statement
Management fees (1)	7,160	6,841	20,515	20,727
Fund expenses (2)	(383)	(456)	(1,305)	(1,515)
Direct payouts	(1,041)	(891)	(2,992)	(2,696)
Carried interest and performance fees	4,110	—	4,808	388
Carried interest and performance fee payouts - internal	—	—	(251)	(236)
Net fees	9,846	5,494	20,775	16,668

Gain (loss) on investments	1,218	(1,219)	3,135	(1,452)
Co-investment income	56	—	93	281
Finance income (2)	142	30	222	163
Total net revenues	11,262	4,305	24,225	15,660

Net compensation	3,617	3,087	10,251	9,837
Severance, new hire accruals and other	58	30	58	512
SG&A (2)	1,078	1,002	3,598	3,294
SG&A recoveries from funds (1)	(275)	(249)	(766)	(795)
Interest expense	411	230	839	1,137
Depreciation and amortization	95	138	282	344
Foreign exchange (gain) loss (2)	160	(138)	46	(45)
Other (income) and expenses (2)	—	135	—	314
Total expenses	5,144	4,235	14,308	14,598

Income (loss) before income taxes	6,118	70	9,917	1,062
Adjusted base EBITDA	2,157	2,132	5,227	6,155
Adjusted base EBITDA margin (3)	36%	39%	32%	36%

Total AUM	3,276,153	2,455,086	3,276,153	2,455,086
Average AUM	3,131,978	2,676,780	2,969,909	2,800,978
(1) See footnote 1 of the summary financial information table on page 11 of the MD&A.
(2) See footnote 2 of the summary financial information table on page 11 of the MD&A.
(3) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 9 months ended

Income before income taxes was $6.1 million in the quarter, up from $0.1 million for the quarter ended September 30, 2023 and was $9.9 million on a year-to-date basis, up from $1.1 million for the nine months ended September 30, 2023. Income before income taxes on both a three and nine months ended basis benefited from carried interest crystallization in a legacy fixed-term exploration LP and market value appreciation of our co-investments.

Adjusted base EBITDA was $2.2 million in the quarter, up 1% from $2.1 million for the quarter ended September 30, 2023 and was $5.2 million on a year-to-date basis, down 15% from $6.2 million for the nine months ended September 30, 2023. Our three months ended results benefited from improved market valuations across our fund products. Our year-to-date results were partially impacted by lower net management fees and higher SG&A from increased technology costs.

16

Private strategies

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Summary income statement
Management fees	4,627	5,516	14,785	15,986
Fund expenses	(47)	(36)	(152)	(137)
Direct payouts	(442)	(581)	(1,360)	(1,305)
Net fees	4,138	4,899	13,273	14,544

Finance income (1)	1,195	1,110	6,601	3,364
Gain (loss) on investments	(767)	1,275	56	1,930
Total net revenues	4,566	7,284	19,930	19,838

Net compensation	2,394	2,739	8,353	7,417
Severance, new hire accruals and other	—	—	—	54
SG&A	663	388	1,555	1,220
Interest expense	2	2	6	4
Depreciation and amortization	7	7	21	18
Foreign exchange (gain) loss (1)	652	(828)	(697)	75
Other (income) and expenses (1)	—	56	—	240
Total expenses	3,718	2,364	9,238	9,028

Income before income taxes	848	4,920	10,692	10,810
Adjusted base EBITDA	2,276	2,882	9,967	9,271
Adjusted base EBITDA margin (2)	43%	48%	50%	52%

Total AUM	2,382,487	2,614,499	2,382,487	2,614,499
Average AUM	2,454,085	2,585,922	2,564,701	2,343,000
(1) See footnote 2 of the summary financial information table on page 11 of the MD&A.
(2) Prior year figures have been revised to remove the adjustment of depreciation and amortization.

3 and 9 months ended

Income before income taxes was $0.8 million in the quarter, down 83% from $4.9 million for the quarter ended September 30, 2023 and was $10.7 million on a year-to-date basis, down 1% from $10.8 million for the nine months ended September 30, 2023. Our three months ended results were impacted by market value depreciation of our co-investments and lower management fees due to a combination of net capital distributions and lower commitment fee earning assets. Our nine months ended results were impacted by market value depreciation of our co-investments and lower management fees mentioned above, partially offset by income earned on streaming syndication activity in the second quarter.

Adjusted base EBITDA was $2.3 million in the quarter, down 21% from $2.9 million for the quarter ended September 30, 2023 and was $10 million on a year-to-date basis, up 8% from $9.3 million for the nine months ended September 30, 2023. Our three months ended results were impacted by lower management fees due to a combination of net capital distributions and lower commitment fee earning assets. Our year-to-date results benefited from higher finance income earned on streaming syndication activity.

17

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Summary income statement
Gain (loss) on investments	67	(239)	(236)	(25)
Finance income (1)	22	17	58	84
Total revenues	89	(222)	(178)	59

Net compensation (1)	6,037	5,110	17,589	15,269
Severance, new hire accruals and other	—	53	—	4,723
SG&A	906	451	2,930	1,827
Interest expense	188	35	575	94
Depreciation and amortization	363	441	1,210	1,297
Foreign exchange (gain) loss (1)	(318)	1,423	1,673	1,918
Other (income) and expenses (1)	—	691	—	1,446
Total expenses	7,176	8,204	23,977	26,574

Income (loss) before income taxes	(7,087)	(8,426)	(24,155)	(26,515)
Adjusted base EBITDA	(3,420)	(2,400)	(10,544)	(8,093)
(1) See footnote 2 of the summary financial information table on page 11 of the MD&A.

3 and 9 months ended

•Net compensation was higher primarily due to increased AIP accruals on higher net fee generation.

•Severance and other expenses were $nil compared to the prior period.

•SG&A was higher primarily due to increased technology and professional services costs.

18

Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2024:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
Dividends declared in 2024 (1)			19,398
(1) Subsequent to quarter end, on November 5, 2024, a regular dividend of $0.30 per common share was declared for the quarter ended September 30, 2024. This dividend is payable on December 3, 2024 to shareholders of record at the close of business on November 18, 2024.

Capital stock
Including the 0.5 million unvested common shares currently held in the EPSP Trust (December 31, 2023 - 0.5 million), total capital stock issued and outstanding was 25.9 million (December 31, 2023 - 25.9 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.50 for the quarter and $1.48 on a year-to-date basis compared to $0.27 and $1.27 in the prior periods, respectively. Diluted earnings per share was $0.49 in the quarter and $1.44 on a year-to-date basis compared to $0.26 and $1.23 in the prior periods, respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

19

Liquidity and capital resources
As at September 30, 2024, the Company had $43.5 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company had $89.4 million of co-investments (December 31, 2023 - $93.5 million) of which $40 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments).
As at September 30, 2024, the Company had $18.7 million (December 31, 2023 - $24.2 million) outstanding on its credit facility, all of which is due on August 8, 2028. As at September 30, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.33%
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2024, the Company had $2.1 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $nil due after 12 months (December 31, 2023 - $1.9 million).

20

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2023 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

21

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $43.5 million (December 31, 2023 - $20.7 million) of cash and cash equivalents. In addition, the Company has $89.4 million of co-investments (December 31, 2023 - $93.5 million), of which $40 million (December 31, 2023 - $39.5 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.

22

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending AIPs.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at September 30, 2024. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

23

Consolidated Financial Statements

Three and nine months ended September 30, 2024

Interim condensed consolidated balance sheets (unaudited)

As at		Sep. 30	Dec. 31
(In thousands of U.S. dollars)		2024	2023

Assets
Current
Cash and cash equivalents		43,548	20,658
Fees receivable		4,749	7,481
Short-term investments	(Notes 3 & 10)	1,768	2,232
Other assets	(Note 5)	17,400	13,496
Income taxes recoverable		1,716	1,189
Total current assets		69,181	45,056

Co-investments	(Notes 4 & 10)	89,437	93,528
Other assets	(Notes 5 & 10)	31,739	24,291
Property and equipment, net		20,532	10,856
Intangible assets	(Note 8)	179,208	182,902
Goodwill	(Note 8)	19,149	19,149
Deferred income taxes		3,231	3,053
		343,296	333,779
Total assets		412,477	378,835

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		7,430	12,647
Compensation payable		6,933	7,822
Income taxes payable		6,572	980
Total current liabilities		20,935	21,449

Other accrued liabilities		29,227	16,637
Loan facility	(Note 13)	18,677	24,237
Deferred income taxes		13,359	10,807
Total liabilities		82,198	73,130

Shareholders' equity
Capital stock	(Note 9)	434,927	434,764
Contributed surplus	(Note 9)	46,178	35,281
Deficit		(71,186)	(89,402)
Accumulated other comprehensive loss		(79,640)	(74,938)
Total shareholders' equity		330,279	305,705
Total liabilities and shareholders' equity		412,477	378,835

Commitments and provisions	(Note 14)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

25

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of U.S. dollars, except for per share amounts)		2024	2023	2024	2023

Revenues
Management fees		38,968	33,116	113,896	97,772
Carried interest and performance fees		4,110	—	4,808	388
Commissions		498	539	4,877	6,970
Finance income (1)		1,574	1,795	7,468	5,100
Gain (loss) on investments	(Notes 3, 4 and 5)	937	(1,441)	3,879	(1,433)
Co-investment income (1)	(Note 6)	418	462	1,108	1,882
Total revenues		46,505	34,471	136,036	110,679

Expenses
Compensation (1)	(Note 9)	18,547	16,939	55,727	57,963
Fund expenses (1)		2,488	1,832	9,134	6,167
Selling, general and administrative (1)		4,612	3,817	13,825	12,595
Interest expense		933	882	2,478	3,216
Depreciation of property and equipment		502	731	1,621	2,185
Foreign exchange (gain) loss (1)		1,028	37	1,318	1,917
Other (income) and expenses (1)	(Note 7)	—	4,809	(580)	(12,832)
Total expenses		28,110	29,047	83,523	71,211

Income before income taxes for the period		18,395	5,424	52,513	39,468
Provision for income taxes		5,698	(1,349)	14,899	7,333
Net income for the period		12,697	6,773	37,614	32,135

Net income per share:
Basic	(Note 9)	0.50	0.27	1.48	1.27
Diluted	(Note 9)	0.49	0.26	1.44	1.23

Net income for the period		12,697	6,773	37,614	32,135

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		3,609	(5,301)	(4,702)	(792)
Total other comprehensive income (loss)		3,609	(5,301)	(4,702)	(792)
Comprehensive income (loss)		16,306	1,472	32,912	31,343

(1) Prior period figures have been reclassified to conform with current presentation
The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 9)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	(Note 9)	28,379	1,126	(2,042)	—	—	(916)
Foreign currency translation gain (loss)		—	—	—	—	(4,702)	(4,702)
Stock-based compensation	(Note 9)	—	—	12,939	—	—	12,939
Dividends declared	(Note 11)	—	—	—	(19,398)	—	(19,398)
Net income		—	—	—	37,614	—	37,614
Balance, Sep. 30, 2024		25,412,209	434,927	46,178	(71,186)	(79,640)	330,279

At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	(Note 9)	(154,131)	(5,252)	—	—	—	(5,252)
Shares issued and released on equity incentive plans	(Note 9)	111,996	4,736	(4,736)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 9)	(117,375)	(3,881)	—	—	—	(3,881)
Foreign currency translation gain (loss)		—	—	—	—	(792)	(792)
Stock-based compensation	(Note 9)	—	—	16,151	—	—	16,151
Dividends declared	(Note 11)	1,389	49	—	(19,438)	—	(19,389)
Net income		—	—	—	32,135	—	32,135
Balance, Sep. 30, 2023		25,167,773	424,127	45,131	(92,608)	(80,407)	296,243

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

Interim condensed consolidated statements of cash flows (unaudited)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of U.S. dollars)	2024	2023

Operating activities
Net income for the period	37,614	32,135
Add (deduct) non-cash items:
(Gain) loss on investments	(3,879)	1,433
Stock-based compensation	12,939	16,151
Depreciation of property and equipment	1,621	2,185
Deferred income tax expense	2,520	2,772
Current income tax expense	12,379	4,561
Other items	(2,578)	(6,961)
Shares received on recognition of a previously unrecorded contingent asset	—	(18,588)
Income taxes paid	(6,887)	(6,523)
Changes in:
Fees receivable	2,732	2,870
Other assets	(7,725)	(4,898)
Accounts payable, accrued liabilities and compensation payable	(6,494)	(6,882)
Cash provided by (used in) operating activities	42,242	18,255

Investing activities
Purchase of investments	(12,256)	(17,633)
Sale of investments	22,626	14,532
Purchase of property and equipment	(1,458)	(1,033)
Proceeds received on exit of non-core businesses	—	4,583
Management contract consideration	(3,906)	—
Cash provided by (used in) investing activities	5,006	449

Financing activities
Acquisition of common shares for equity incentive plan	(963)	(5,252)
Acquisition of common shares under normal course issuer bid	—	(3,881)
Repayment of lease liabilities	(1,004)	(1,846)
Contributions from non-controlling interest	4,060	3,226
Net advances (repayments) from loan facility	(5,560)	(20,000)
Dividends paid	(19,398)	(19,389)
Cash provided by (used in) financing activities	(22,865)	(47,142)
Effect of foreign exchange on cash balances	(1,493)	620
Net increase (decrease) in cash and cash equivalents during the period	22,890	(27,818)
Cash and cash equivalents, beginning of the period	20,658	51,678
Cash and cash equivalents, end of the period	43,548	23,860
Cash and cash equivalents:
Cash	40,070	23,860
Short-term deposits	3,478	—
	43,548	23,860

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at September 30, 2024, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2023 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2024.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on November 5, 2024 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Other accounting policies
All accounting policies, judgments, and estimates described in the December 31, 2023 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
3 Short-term investments
Primarily consist of equity investments in public and private entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Sep. 30, 2024	Dec. 31, 2023

Public equities and share purchase warrants	FVTPL	290	754
Private holdings	FVTPL	1,478	1,478
Total short-term investments		1,768	2,232
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2024	Dec. 31, 2023

Co-investments in funds (1)	FVTPL	89,437	93,528
Total co-investments		89,437	93,528
(1) Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Sep. 30, 2024	Dec. 31, 2023

Assets attributable to non-controlling interest	19,428	15,439
Fund recoveries and investment receivables	10,144	6,658
Advance on unrealized carried interest	8,063	4,517
Prepaid expenses	4,565	4,017
Other (1)	3,596	3,744
Digital gold strategies (2)	3,343	3,412
Total other assets	49,139	37,787
(1) Includes miscellaneous third-party receivables.
(2) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Sep. 30, 2024	Dec. 31, 2023

Assets	19,428	15,439
Liabilities - current (1)	(62)	(133)
Liabilities - long-term (1)	(19,366)	(15,306)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
6 Co-investment income

	For the three months ended		For the nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Co-investment income	418	462	1,108	1,882
Income attributable to non-controlling interest	520	(1,149)	856	(992)
Expense attributable to non-controlling interest	(520)	1,149	(856)	992
Total co-investment income	418	462	1,108	1,882

7 Other (income) and expenses

	For the three months ended		For the nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Shares received on recognition of contingent asset	—	—	—	(18,588)
Revaluation of contingent consideration	—	—	(580)	(2,254)
Costs related to exit of non-core business	—	3,615	—	4,987
Non-recurring regulatory, professional fees and other	—	1,194	—	3,023
Total other (income) and expenses	—	4,809	(580)	(12,832)

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
8 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2022	132,251	178,613	310,864
Net exchange differences	—	4,289	4,289
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(3,694)	(3,694)
At Sep. 30, 2024	132,251	179,208	311,459

Accumulated amortization/impairment
At Dec. 31, 2022	(113,102)	—	(113,102)
Amortization charge for the year	—	—	—
At Dec. 31, 2023	(113,102)	—	(113,102)
Amortization charge for the period	—	—	—
At Sep. 30, 2024	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2023	19,149	182,902	202,051
At Sep. 30, 2024	19,149	179,208	198,357

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
Goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at September 30, 2024, the Company had allocated $19.1 million (December 31, 2023 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at September 30, 2024, the Company had indefinite life intangibles related to fund management contracts of $179.2 million (December 31, 2023 - $182.9 million). These contracts are held within the exchange listed products and managed equities CGUs.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at September 30, 2024.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
9 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(154,131)	(5,252)
Shares issued and released on equity incentive plans	363,352	15,649
Shares acquired and canceled under normal course issuer bid	(126,353)	(4,157)
Shares issued under dividend reinvestment program	1,389	49
At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	28,379	1,126
At Sep. 30, 2024	25,412,209	434,927
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2022	33,716
Released on equity incentive plans	(18,846)
Stock-based compensation	20,411
At Dec. 31, 2023	35,281
Released on equity incentive plans	(2,042)
Stock-based compensation	12,939
At Sep. 30, 2024	46,178

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued or exercised during the three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
As at September 30, 2024, there are 12,500 options outstanding (December 31, 2023 - 12,500) with a weighted average exercise price of CAD$27.30 and 1.5 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were no RSUs granted during the three months ended September 30, 2024 (three months ended September 30, 2023 - Nil) and no RSUs granted during the nine months ended September 30, 2024 (nine months ended September 30, 2023 - 50,000).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	154,131
Released	(331,672)
Unvested common shares held by the Trust, Dec. 31, 2023	452,890
Acquired	26,321
Released	(28,379)
Unvested common shares held by the Trust, Sep. 30, 2024	450,832
Included in the compensation line of the consolidated statements of operations and comprehensive income is $12.9 million of stock-based compensation for the nine months ended September 30, 2024 (nine months ended September 30, 2023 - $16.2 million).

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023

Numerator (in thousands $):
Net income - basic and diluted	12,697	6,773	37,614	32,135

Denominator (number of shares in thousands):
Weighted average number of common shares	25,863	25,866	25,863	25,911
Weighted average number of unvested shares purchased by the Trust	(458)	(679)	(460)	(661)
Weighted average number of common shares - basic	25,405	25,187	25,403	25,250
Weighted average number of dilutive stock options	13	13	13	13
Weighted average number of unvested shares under EIP	622	979	624	959
Weighted average number of common shares - diluted	26,040	26,179	26,040	26,222

Net income per common share
Basic	0.50	0.27	1.48	1.27
Diluted	0.49	0.26	1.44	1.23

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at September 30, 2024 and 2023, all entities were in compliance with their respective capital requirements.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
10     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2024 and December 31, 2023 (in thousands $).

Short-term investments

Sep. 30, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	215	66	9	290
Private holdings	—	—	1,478	1,478
Total recurring fair value measurements	215	66	1,487	1,768

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	708	44	2	754
Private holdings	—	—	1,478	1,478
Total recurring fair value measurements	708	44	1,480	2,232

Co-investments

Sep. 30, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	11,021	78,416	—	89,437
Total recurring fair value measurements	11,021	78,416	—	89,437

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Co-investments (1)	15,357	78,171	—	93,528
Total recurring fair value measurements	15,357	78,171	—	93,528
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities or precious metals.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
Other assets

Sep. 30, 2024	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,343	3,343
Assets attributable to non-controlling interest	3,104	16,324	—	19,428
Total recurring fair value measurements	3,104	16,324	3,343	22,771

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,412	3,412
Assets attributable to non-controlling interest	1,706	13,733	—	15,439
Total recurring fair value measurements	1,706	13,733	3,412	18,851

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2024
Share purchase warrants	2	25	—	(18)	9
Private holdings	1,478	—	—	—	1,478
Total	1,480	25	—	(18)	1,487

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Share purchase warrants	47	48	(37)	(56)	2
Private holdings	1,485	—	—	(7)	1,478
Total	1,532	48	(37)	(63)	1,480

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2024
Digital gold strategies	3,412	—	—	(69)	3,343
Total	3,412	—	—	(69)	3,343

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Digital gold strategies	3,778	—	—	(366)	3,412
Total	3,778	—	—	(366)	3,412

During the nine months ended September 30, 2024, the Company transferred public equities of $nil (December 31, 2023 - $0.1 million) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2023 - $0.2 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, compensation payable and loan facility represent a reasonable approximation of fair value.

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SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
11     Dividends
The following dividends were declared by the Company during the nine months ended September 30, 2024:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
May 21, 2024 - Regular dividend Q1 2024	June 5, 2024	$0.25	6,466
August 19, 2024 - Regular dividend Q2 2024	September 3, 2024	$0.25	6,466
Dividends declared in 2024 (1)			19,398
(1) Subsequent to quarter end, on November 5, 2024, a regular dividend of $0.30 per common share was declared for the quarter ended September 30, 2024. This dividend is payable on December 3, 2024 to shareholders of record at the close of business on November 18, 2024.

12     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, costs relating to the exit of non-core businesses, revaluation of contingent considerations, non-recurring regulatory, professional fees and other, shares received on recognition of contingent consideration, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

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SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended September 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (1)	Consolidated
Total revenue	27,879	12,961	5,055	89	521	46,505
Total expenses	8,971	6,843	4,207	7,176	913	28,110
Income (loss) before income taxes	18,908	6,118	848	(7,087)	(392)	18,395
Adjusted base EBITDA	20,021	2,157	2,276	(3,420)	(359)	20,675
(1) Total revenue includes revenues from non-reportable segments of $497, plus investment gains of $24
For the three months ended September 30, 2023 (1)

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (2)	Consolidated
Total revenue	19,991	5,901	7,901	(222)	900	34,471
Total expenses	6,994	5,831	2,981	8,204	5,037	29,047
Income (loss) before income taxes	12,997	70	4,920	(8,426)	(4,137)	5,424
Adjusted base EBITDA	15,022	2,132	2,882	(2,400)	218	17,854
(1) Prior period figures have been updated to conform with current presentation
(2) Total revenue includes revenues from non-reportable segments of $1,517, net of investment losses of $617
For the nine months ended September 30, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (1)	Consolidated
Total revenue	85,389	29,539	21,442	(178)	(156)	136,036
Total expenses	26,302	19,622	10,750	23,977	2,872	83,523
Income (loss) before income taxes	59,087	9,917	10,692	(24,155)	(3,028)	52,513
Adjusted base EBITDA	59,245	5,227	9,967	(10,544)	(1,094)	62,801
(1) Total revenue includes revenues from non-reportable segments of $1,612, net of investment losses of $1,768
For the nine months ended September 30, 2023 (1)

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (2)	Consolidated
Total revenue	60,640	20,902	21,280	59	7,798	110,679
Total expenses	238	19,840	10,470	26,574	14,089	71,211
Income (loss) before income taxes	60,402	1,062	10,810	(26,515)	(6,291)	39,468
Adjusted base EBITDA	44,902	6,155	9,271	(8,093)	893	53,128
(1) Prior period figures have been updated to conform with current presentation
(2) Total revenue includes revenues from non-reportable segments of $9,008, net of investment losses of $1,210

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and nine months ended September 30, 2024 and 2023
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Canada	37,594	31,341	117,912	100,027
United States	8,911	3,130	18,124	10,652
	46,505	34,471	136,036	110,679
13     Loan facility
As at September 30, 2024, the Company had $18.7 million (December 31, 2023 - $24.2 million) outstanding on its credit facility, all of which is due on August 8, 2028. As at September 30, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•SOFR + 2.33%
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

14     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at September 30, 2024, the Company had $2.1 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $nil due after 12 months (December 31, 2023 - $1.9 million). On January 1, 2024, the lease for the Company's existing Toronto office was renewed and as a result, a right-of-use asset and corresponding lease liability was setup on the consolidated balance sheets.

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